Guangxi Hua Yin Aluminum Co., Ltd.

Auditors’ Report and Financial Statements

For the Year Ended December 31, 2017

INDEX TO FINANCIAL STATEMENTS

Page

Contents

Report of Independent Registered Public Accounting Firm	1

Statements of comprehensive income	2

Statements of financial position	3

Statements of changes in equity	4

Statements of cash flows	5

Notes to the financial statements	6-26

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Guangxi Hua Yin Aluminum Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Guangxi Hua Yin Aluminum Co., Ltd. and its subsidiaries (the "Company”), which comprise the consolidated statement of financial position as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in shareholders’ quity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and International Standard on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on comparative financial statements

We have not audited the accompanying consolidated statements of financial position of Guangxi Hua Yin Aluminum Co., Ltd. and its subsidiaries as of January 1, 2015, December 31, 2015, December 31, 2016, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements and, accordingly, express no opinion on them.

/s/ Shu Lun Pan Certified Public Accountants LLP

We have served as the Company's auditor since 2017

Beijing, Peoples Republic of China

May 28, 2018

GUANGXI HUA YIN ALUMINUM CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts expressed in thousands of Renminbi)

		2015	2016	2017
	Notes	(Unaudited)	(Unaudited)

Revenue	4	4,234,157	4,008,925	5,547,895
Cost of sales		(3,527,339)	(3,477,140)	(3,703,779)

Gross profit		706,818	531,785	1,844,116

Other revenue and net losses	5	24,698	12,558	32,211
Administrative expenses		(193,322)	(96,191)	(123,423)
Selling and distribution expenses		(120,882)	(104,717)	(112,748)
Finance costs	6	(227,592)	(169,745)	(132,273)

PROFIT BEFORE TAX		189,720	173,690	1,507,883

Income tax expense	7	47,914	35,312	214,264

PROFIT FOR THE YEAR		141,806	138,378	1,293,619

OTHER COMPREHENSIVE INCOME		—	—	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		141,806	138,378	1,293,619

The accompanying notes are an integral part of these financial statements.

GUANGXI HUA YIN ALUMINUM CO., LTD

COMSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts expressed in thousands of Renminbi)

		January 1 2015	December 31 2015	December 31 2016	December 31 2017
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

Assets
Non-current assets
Property, plant and equipment	8	6,098,772	5,813,216	5,678,419	5,388,339
Other intangible assets	9	401,907	392,883	374,201	353,458
Deferred tax assets	10	9,239	19,081	50,779	29,710
Other non-current assets		111,681	131,162	150,429	150,429
		6,621,599	6,356,342	6,253,828	5,921,936

Current assets
Inventories	11	896,416	1,014,329	865,658	911,822
Trade and bills receivables	12	78,872	231,897	165,190	68,428
Prepayments, deposits and other receivables	13	462,855	148,270	417,374	76,181
Cash and cash equivalents	14	344,930	206,090	444,104	259,280
Restricted cash	14	105,327	30,000	71,300
		1,888,400	1,630,586	1,963,626	1,315,711

Total assets		8,509,999	7,986,928	8,217,454	7,237,647

Equity and liabilities
Equity
Paid-in capital	15	2,441,987	2,441,987	2,441,987	2,441,987
Reserves		726,641	898,615	1,066,139	2,210,295
Total equity		3,168,628	3,340,602	3,508,126	4,652,282

Non-current liabilities
Long-term interest-bearing loans and other borrowings	16	2,851,650	—	1,629,700	1,259,000
Deferred government grants	17	—	27,416	36,913	23,950
Others		—	—	200,000	100,916
		2,851,650	27,416	1,866,613	1,383,866

Current liabilities
Trade payables	18	568,868	659,072	923,275	428,161
Other payables and accruals	19	176,253	587,488	383,940	463,338
Interest-bearing loans and other borrowings	16	1,444,600	1,128,000	735,500	310,000
Long-term interest bearing loans and other borrowings -due within one year	16	—	1,944,350	—	—
Others		300,000	300,000	800,000	—
		2,489,721	4,618,910	2,842,715	1,201,499

Total liabilities		5,341,371	4,646,326	4,709,328	2,585,365

Total equity and liabilities		8,509,999	7,986,928	8,217,454	7,237,647

The accompanying notes are an integral part of these financial statements.

The financial statements are signed by:

Director_______________________________________	Director_______________________________________

GUANGXI HUA YIN ALUMINUM CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts expressed in thousands of Renminbi)

	Paid-in capital	Special Reserves	Statutory reserves	Retaind earnings	Total

At January 1, 2015 (unaudited)	2,441,987	-	103,175	623,466	3,168,628

Profit for the year	—	—	—	141,806	141,806
Other comprehensive income	—	—	—	—	—

Total comprehensive income	—	—	—	141,806	141,806
Special reserve fund	—	30,168	—		30,168
Appropriation of statutory reserve fund	—	—	14,181	(14,181)	—
Cash dividends	—	—	—	—	—

At December 31, 2015 and January 1, 2016 (unaudited)	2,441,987	30,168	117,356	751,091	3,340,602

Profit for the year	—	—	—	138,378	138,378
Other comprehensive income	—	—	—	—	—

Total comprehensive income	—	—	—	138,378	138,378
Special reserve fund	—	29,146	—	—	29,146
Appropriation of statutory reserve fund	—	—	13,837	(13,837)	—
Cash dividends	—	—	—	—	—

At December 31, 2016 and January 1, 2017 (unaudited)	2,441,987	59,314	131,193	875,632	3,508,126

Profit for the year	—	—	—	1,293,619	1,293,619
Other comprehensive income	—	—	—	—	—

Total comprehensive income	—	—		1,293,619	1,293,619
Special reserve fund	—	(27,463)			(27,463)
Appropriation of statutory reserve fund	—	—	129,361	(129,361)	—
Cash dividends	—	—	—	(122,000)	(122,000)

At December 31, 2017	2,441,987	31,851	260,554	1,917,890	4,652,282

The accompanying notes are an integral part of these financial statements.

GUANGXI HUA YIN ALUMINUM CO., LTD

STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of Renminbi)

		2015	2016	2017
	Notes	(Unaudited)	(Unaudited)

Operating activities
Profit before tax		189,720	173,690	1,507,883
Non-cash adjustments to reconcile profit before tax to net cash flows:
Finance costs	6	227,592	169,745	132,273
Depreciation of property and equipment	8	505,818	490,827	505,475
Loss on disposal of property and equipment		—	—	—
Amortization of intangible assets	9	18,618	18,683	18,615
Impairment losses		1,171	5,627	10,595
Investment income		—	—	—
Working capital adjustments:
Increase in trade and other receivables		(180,219)	(214,137)	(269,664)
Decrease/(increase) in inventories		(117,913)	148,670	(46,164)
Increase in trade and other payables		216,950	534,030	70,163

Income tax paid		51,582	26,667	199,309
Net cash flows from operating activities		913,319	1,353,802	2,128,485

Investing activities
Purchases of property and equipment		(199,706)	(280,637)	(217,273)
Proceeds from other investing activities		980,961	735,521	—
Cash paid relating to other investing activities		(708,000)	(1,012,026)	—
Net cash flows used in investing activities		73,255	(557,138)	(217,273)

Financing activities
New bank loans and other borrowings		1,928,000	1,645,500	460,000
Repayment of bank loans and other borrowings		(2,851,900)	(2,024,650)	(2,435,284)
Dividends and interest expense paid		(201,513)	(179,500)	(191,383)
Cash received relating to other financing activities		—	—	70,631
Net cash flows used in financing activities		(1,125,413)	(558,650)	(2,096,036)

Net increase/(decrease) in cash and cash equivalents		(138,839)	238,014	(184,824)
Cash and cash equivalents at beginning of year		344,929	206,090	444,104
CASH AND CASH EQUIVALENTS AT END OF YEAR		206,090	444,104	259,280

The accompanying notes are an integral part of these financial statements.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

1.	Corporate information

Guangxi Hua Yin Aluminum Co., Ltd. (‘the Company’), jointly invested by Guangxi Investment Group Co., Ltd., China Minmetals Nonferrous Metals Co., Ltd, and Aluminum Corporation of China Limited, is a limited liability company approved to be established in the People’s Republic of China (the ‘PRC’) on Feb, 18th, 2003. Its uniform social credit code No. is 91451024759788489E. As of December 31, 2017, its registered capital is CNY 2,441,986,934.44. The Company is located in Debao Huayin Aluminum plant area, Baise, Guangxi Province, China.

The principal activities of the company are production of alumina, mainly engaged in the sales of alumina.

2.1	Basis of preparation

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Details of the first-time adoption of IFRS by the Company are described in Note 2.3.

The financial statements have been prepared on a historical cost basis. The financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand (RMB), except when otherwise indicated.

The financial statements provide comparative information in respect of the previous periods.

Going concern
As at December 31, 2017, the Company's total assets exceeded its total liabilities by approximately RMB 4,526 million (December 31, 2016: RMB3,836 million, December 31,2015: RMB3,232 million). As at December 31, 2017, the Company's revenue is approximately RMB5,548 million (December 31, 2016: RMB4,009 million, December 31,2015: RMB4,234 million). The directors of the Company believe that the Company has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the financial statements.

2.2	Summary of significant accounting policies

The Group has adopted the following revised IFRSs for the first time for the current year’s financial statements.

Amendments to IAS 7	Disclosure Initiative
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses
None of the above amendments to IFRSs has had a significant financial effect on these financial statements.

The nature and the impact of the amendments are described below:

Amendments to IAS 7 Disclosure Initiative

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses

Amendments to IAS 12 clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The amendments have had no impact on the financial position or performance of the Group as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

Amendments to IFRS 12 clarify that the disclosure requirements in IFRS 12, apply to an entity’s interest in a subsidiary, a joint venture or an associate, or a portion of its interest in a joint venture or an associate that is classified as held for sale or included in a disposal group classified as held for sale. The amendments have had no impact on the Group’s financial statements as the Group did not have any disposal group held for sale at the end of the year.

a)	Current versus non-current classification
The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:
	•	Expected to be realized or intended to be sold or consumed in the normal operating cycle
	•	Held primarily for the purpose of trading
	•	Expected to be realized within twelve months after the reporting period
Or
	•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

The Company classifies all other assets as non-current.

A liability is current when:
•	It is expected to be settled in the normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period
Or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

b)	Revenue recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Company has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all the revenue arrangements, has pricing latitude, and is also exposed to credit risks.

The specific recognition criteria described below must also be met before revenue is recognized.

Interest income
For all financial instruments measured at amortized cost and interest-bearing financial assets classified as loan and receivables, interest income is recorded using the effective interest rate (EIR). The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is included in finance income in the statement of profit or loss.

c)	Government grants
Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

When the Company receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual instalments.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

d)	Taxes
Current income tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax
Deferred tax is provided using the liability method, on temporary differences at the end of the reporting period arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Tax rates enacted or substantively enacted by the end of the reporting period are used to determine the deferred tax.

Deferred tax liabilities are recognized for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of an asset or liability at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

e)	Cash dividend to owners of equity
The Company recognizes a liability to make cash distributions to owners of equity when the distribution is authorized and is no longer at the discretion of the Company. A corresponding amount is recognized directly in equity.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

	f)	Property, plant and equipment
Plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Company depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

	Estimated useful lives	Depreciation rate after estimated residual values (%)

Buildings	20-35 years	2.71-4.75
Plant and machinery	5-20 years	4.75-19.00
Motor vehicles	6-9 years	10.55-15.83
Electronic equipment and others	5 years	19

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of comprehensive income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Construction in progress (“CIP”) is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalization. CIP is transferred to property and equipment when the CIP is ready for its intended use.

g)	Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

h)	Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when the asset is derecognized.

Office software
Purchased software is stated at cost less any impairment losses and is amortized on the straight-line basis over its estimated useful life.

i)	Prepaid land lease payments
Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms.

j)	Financial instruments – initial recognition and subsequent measurement
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

j)	Financial instruments – initial recognition and subsequent measurement (continued)

i)	Financial assets

Initial recognition and measurement
Financial assets are classified, at initial recognition, as loans and receivables. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets included cash and cash equivalents, trade and bills receivables, financial assets included in prepayments, deposits and other receivables and entrusted loan receivable, which are classified as loans and receivables.

Subsequent measurement
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of comprehensive income. The losses arising from impairment are recognized in the statement of comprehensive income in finance costs for loans and in cost of sales or other operating expenses for receivables.

Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e. removed from the Company’s statement of financial position) when:

● The rights to receive cash flows from the asset have expired, or
● The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

ii)	Impairment of financial assets
The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment exists if one or more events that have occurred since the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

	iii)	Financial liabilities

Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as loans and borrowings and payables.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and bills payables, financial liabilities included in other payables and accruals and interest-bearing loans and other borrowings which are classified as loans and borrowings.

Subsequent measurement

Loans and borrowings
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the EIR method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Derecognition
A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of comprehensive income.

	iv)	Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

k)		Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing raw materials to their present location and condition is accounted for using the weighted average cost method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

l)		Impairment of non-financial assets
The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

2.2	Summary of significant accounting policies (continued)

l)	Impairment of non-financial assets (continued)

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

m)	Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand.

For the purpose of the statement of financial position and statement of cash flows, cash and cash equivalents comprise cash on hand and at banks, which are not restricted as to use.

n)	Related parties
A party is considered to be related to the Company if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Company;
(ii)	has significant influence over the Company; or
(iii)	is a member of the key management personnel of the Company or of a parent of the Company;

Or
(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Company are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Company are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company;
(vi)	the entity is controlled or jointly controlled by a person identified in (a); and
(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity);
(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

2.3	First-time adoption of IFRS

These financial statements for the year ended December 31, 2017, together with the comparative periods for the years ended December 31, 2016 and 2015, are the first IFRS financial statements of the Company. For periods up to and including the year ended December 31, 2014, the Company prepared its financial statements in accordance with the accounting principles generally accepted in the PRC ("PRC GAAP"). Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2017, together with the comparative period financial statements as at and for the year ended December 31, 2015 and 2016, as described in the above summary of significant accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2014, the Company’s date of transition to IFRS.

The Company performed a detailed analysis and noted that there were no differences between the financial statements prepared in accordance with PRC GAAP and IFRS on total comprehensive income, equity and cash flow, except for some reclassification differences. Accordingly, except for reclassification adjustments, there were no significant adjustments made by the Company in conversion of its PRC GAAP financial statements into IFRS financial statements, including the statement of financial position as at January 1, 2015, and the financial statements for the years ended December 31, 2015 and 2016.

3.	Significant accounting estimates and assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

The estimated useful lives and residual values
The Company determines the estimated useful lives and residual values and consequently related depreciation/amortization charges for its property and equipment. These estimates are based on the historical experience of the actual useful lives of property and equipment of similar nature and functions. Management will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or nonstrategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortization expense in future periods.

Impairment of trade and bills receivables
The Company maintains an allowance for estimated loss arising from the inability of its customers to make the required payments. The Company makes its estimates based on the ageing of its trade receivable balances, customers’ creditworthiness, and historical write-off experience. If the financial condition of its customers will deteriorate such that the actual impairment loss might be higher than expected, the Company would be required to revise the basis for making the allowance and its future results would be affected.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

4.	Revenue

Revenue, which is also the Company’s turnover, represents the net invoiced value of goods sold, after allowance for returns and trade discounts.

An analysis of the Company’s revenue is as follows:

	2015	2016	2017
	(Unaudited)	(Unaudited)
Revenue
Sales
- Alumina	4,044,602	3,830,173	5,312,708
- Aluminium hydroxide	132,872	83,392	159,599

Other sales	56,683	95,360	75,588

	4,234,157	4,008,925	5,547,895

5.	Other revenue and net losses

	2015	2016	2017
	(Unaudited)	(Unaudited)

Other revenue
Government grants (note (a))	31,839	45,069	18,540
Investment income (note (b))	4,489	1,464
Interest income	5,004	2,944	31,754

Other net losses
Impairment losses	(1,171)	(5,628)	(10,595)
Others	(15,463)	(31,291)	(7,488)
	24,698	12,558	32,221

Notes:

(a)	Government grants mainly represent the grants from government for environmental protection. There is no unfulfilled condition relating to those grants.
In addition, grants related to assets have been deferred and released to profit or loss in accordance with the useful lives of the related assets.

(b)	Investment income mainly represent the income of portfolio issued by bank.

6.	Finance costs

	2015	2016	2017
	(Unaudited)	(Unaudited)

Interest on bank loans wholly repayable	227,592	169,745	132,273

7.	Income tax

The Company has been identified as “high-tech enterprise” and was entitled to preferential income tax rate of 15% in accordance with the PRC Corporate Income Tax Law.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

The major components of income tax expense for the years ended December 31, 2015, 2016 and 2017 are:

Statement of comprehensive income

	2015	2016	2017
	(Unaudited)	(Unaudited)

Current income tax - Mainland China	57,756	44,743	193,195
Deferred income tax	(9,842)	(9,431)	21,069

Tax charge for the year	47,914	35,312	214,264

Reconciliation of tax expense applicable to the accounting profit at the PRC’s domestic tax rate to the tax expense at the effective rate for 2015, 2016 and 2017:

	2015	2016	2017
	(Unaudited)	(Unaudited)

Profit before tax	189,720	173,690	1,507,883

Income tax at the statutory income tax rate of 15%	32,571	24,027	225,360
Effect of different tax rate	(130)	6,341	35
Adjustments in respect of current tax of previous periods	(4,755)	(14,927)	(9,365)
Items not deductible for tax purposes	25,422	19,871	(3,802)
Effect of deductible losses on unrecognized deferred income tax assets in prior period	(5,194)		-
The impact of deductible temporary differences or deductible losses on unrecognised deferred income tax assets in the current period			2,036

Tax charge for the year at the effective rate	47,914	35,312	214,264

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

8.	Property, plant and equipment

December 31, 2015

				Electronic
		Plant and	Motor	equipment	Construction
	Buildings	machinery	vehicles	and others	in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost:
At January 1, 2015	4,358,124	4,135,182	78,800	71	528,536	9,100,713
Additions	(591,016)	605,962	197,939		235,082	447,966
Disposals	-	-	2,938	-	26,928	29,866
Transfers	-	-	-	-	200,186	200,186

At December 31, 2015	3,767,108	4,741,144	273,801	71	536,502	9,318,626

Accumulated depreciation and impairment:
At January 1, 2015	1,526,145	1,423,460	52,310	25		3,001,940
Depreciation charge for the year	(484,186)	843,290	146,695	19		505,818
Disposals	-	-	2,349	-	-	2,349

At December 31, 2015	1,041,960	2,266,750	196,656	44	-	3,505,410

Net carrying amount:
At December 31, 2015	2,725,148	2,474,394	77,145	27	536,503	5,813,216

At January 1, 2015	2,831,979	2,711,722	26,490	46	528,536	6,098,772

December 31, 2016

				Electronic
		Plant and	Motor	equipment	Construction
	Buildings	machinery	Vehicles	and others	in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost:
At January 1, 2016	3,767,108	4,741,143	273,801	71	536,503	9,318,625
Additions	744	14,887	364	5	340,029	356,030
Disposals	-	-	-	-	-	-
Transfers	-	-	-	-	-	-

At December 31, 2016	3,767,852	4,756,031	274,165	76	876,531	9,674,656

Accumulated depreciation and impairment:
At January 1, 2016	1,041,960	2,266,750	196,656	44	-	3,505,410
Depreciation charge for the year	141,750	323,084	25,976	16		490,827
Disposals	-	-	-	-	-	-

At December 31, 2016	1,183,710	2,590,234	222,632	60	-	3,996,637

Net carrying amount:
At December 31, 2016	2,584,142	2,166,197	51,533	16	876,531	5,678,419

At January 1, 2016	2,725,148	2,474,394	77,145	27	536,503	5,813,216

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

8.	Property, plant and equipment (continued)

December 31, 2017

		Plant and	Transport	Electronic	Office		Construction
	Buildings	machinery	tools	equipment	equipment	Others	in progress	Total
Cost:
At January 1, 2017	3,767,852	4,747,684	274,165	-	-	76	876,532	9,675,052
Additions	2,963	3,428	3,330	19,194	3,760	(75)	203,426	236,052
Disposals	-	-	-			-	-	-
Transfers	-	-	-	-	-	-	20,630	20,630

At December 31, 2017	3,770,815	4,759,855	277,495	19,194	3,760	0	1,059,328	9,890,447

Accumulated depreciation and impairment:
At January 1, 2017	1,183,710	2,590,231	222,632	-	-	60		3,996,634
Depreciation charge for the year	149,733	312,053	28,516	12,625	2,608	(60)		505,475
Disposals	-	-	-	-	-	-	-	-

At December 31, 2017	1,333,443	2,902,284	251,148	12,625	2,608	-	-	4,502,109

Net carrying amount:
At December 31, 2017	2,437,372	1,857,571	26,347	6,569	1,152		1,059,328	5,388,339

At January 1, 2017	2,584,142	2,166,196	51,533	-	-	15	876,532	5,678,419

There has been no litigation, claims or assessments against the Company for compensation with respect to the use of these buildings to the date of approval of these financial statements. The directors of the Company are of the opinion that the Company legally owns and has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Company.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

9.	Other intangible assets

Office software	December 31
	2015	2016	2017
	(Unaudited)	(Unaudited)
Cost:
At January 1	508,450	518,043	518,043
Additions	9,593	-	-2,128

At December 31	518,043	518,043	515,915

Accumulated amortization:
At January 1	106,542	125,160	143,843
Amortization for the year	18,618	18,683	18,615

At December 31	125,160	143,843	162,458

Net carrying amount:
At December 31	392,883	374,201	353,458

At January 1	401,907	392,883	374,201

10.	Deferred tax assets

	December 31,
	2015	2016	2017
	(Unaudited)	(Unaudited)

Deferred tax assets:
At beginning of the year	9,239	19,081	50,779
Deferred tax credited to profit during the year	9,842	31,698	(21,069)

At end of the year	19,081	50,779	29,710

The deferred tax assets are attributed to the following items:

	As at	December 31,
	January 1, 2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)

Deferred tax assets:
Accrued expenses		10,178	16,033	17,444
Unpaid wages	1,116	8,405	3,348	3,367
Provision for impairment	323	498	1,343	2,932
Others	7,800		30,055	5,968

At end of the year	9,239	19,081	50,779	29,710

There was no significant taxable loss or other temporary difference which is not recognized deferred tax assets as at December 31, 2017.

There was no significant unrecognized deferred tax liabilities as at December 31, 2017.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

11.	Inventories

	As at	December 31,
	January 1,2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)

Other raw materials, at cost	182,141	180,633	178,876	201,638
Goods in process	506,881	585,119	648,787	548,405
Finished goods	207,394	248,577	37,995	161,779

Total inventories at the lower of cost and net realizable value	896,416	1,014,329	865,658	911,822

12.	Trade and bills receivables

	As at	December 31,
	January 1,2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)

Trade receivables	63,342	220,697	163,697	65,898
Bills receivable	15,530	11,200	1,493	2,530

	78,872	231,897	165,190	68,428

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date, is as follows:

	As at	December 31,
	January 1,2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)

Trade receivables:
Within 1 yesr	63,342	220,697	162,908	17,907
During 1 to 2 years				24,804
During 2 to 3 years			789	17,416
During 3 to 4 years				5,771

	63,342	220,697	163,697	65,898

Receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

13.	Prepayments, deposits and other receivables

	As at		December 31,
	January 1, 2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)

Prepayments to suppliers	73,253	40,342	47,925	19,176
Other receivable	53,221	27,785	39,090	72,695
Others	336,381	83,361	338,011	14,272
Less: Provision for impairment	-	3,216	7,652	9,962
	462,855	148,270	417,374	76,181

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

14.	Cash and cash equivalents

	As at	December 31,
	January 1,2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
Cash and cash equivalents	450,257	236,090	515,404	259,280

Cash and bank balances denominated in:
– RMB	450,257	236,090	515,404	259,280
	450,257	236,090	515,404	259,280

Restricted Cash in Cash and bank balance:

	December 31
	2015	2016	2017
	(Unaudited)	(Unaudited)
Cash deposit of bank acceptance	30,000	71,300
	30,000	71,300

15.	Paid-in capital

	As at	December 31,
	January 1,2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)

Guangxi Investment Group Co., Ltd.	830,275	830,275	830,275
Aluminium Corporation of China Limited	805,856	805,856	805,856	805,856
Minmetals Aluminum Co,. Ltd. Debao branch	805,856	805,856	805,856	805,856
Guangxi Investment Group Yinhai Aluminium Co., Ltd.				830,275

	2,441,987	2,441,987	2,441,987	2,441,987

Note: According to the resolution of 26th shareholder meeting, Guangxi Investment Group Co., Ltd. accomplish capital increase to Guangxi Investment Group Yinhai Aluminium Co., Ltd. by its 100% shares of the company.

16.	Interest-bearing loans and other borrowings

		As at	As at December 31,
		January 1,2015	2015	2016	2017
	Effective interest	(Unaudited)	(Unaudited)	(Unaudited)
	Rate (%)

Current
Unsecured	4.35%-4.5675%	1,444,600	1,128,000	735,500	310,000

Non-current
Long term interest-bearing bank and other borrowings:
Unsecured	4.41%-4.90%	2,851,650	1,944,350	1,629,700	1,259,000
		2,851,650	1,944,350	1,629,700	1,259,000
Less: long term interest-bearing bank and other borrowings - due within one year			1,944,350	-	-
Long term interest-bearing bank and other borrowings:		2,851,650	-	1,629,700	1,259,000

Interest-bearing bank and other borrowings denominated in:
- RMB		4,296,250	1,128,000	2,365,200	1,569,000

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

17.	Deferred government grants

The movements of deferred government grants during the years ended December 31 2015 2016 and 2017 are as follows:

	Year ended December 31,
	2015	2016	2017
	(Unaudited)	(Unaudited)

At beginning of the year	-	27,416	36,913
Additions	27,416	14,980	-
Recognized as income during the year	-	5,483	12,963

At end of the year	27,416	36,913	23,950

Portion classified as current liabilities

Non-current portion	27,416	36,913	23,950

Government grants are received of the Company’s fixed asset construction.

18.	Trade payables

	As at
	January 1,2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)

Payable	468,868	559,072	602,275	428,161
Bills payable	100,000	100,000	321,000

	568,868	659,072	923,275	428,161

19.	Other payables and accruals

	As at
	January 1,2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)

Payrolls payable	10,651	54,543	56,278	56,972
Deposit received	63,932	1,329	4,990	5,579
Other tax payable	(5,987)	58,846	138,617	196,308
Dividend	-	-	-	21,783
Other payable	107,657	472,770	184,055	182,696
	176,253	587,488	383,940	463,338

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

20.	Contingent liabilities

	Payments	due by period
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 years	More than 5 years
Finance Lease Obligations	100,916	67,025	33,891
	100,916	67,025	33,891

21.	Related party transactions

The Company had material transactions with following related parties during years ended December 31, 2015, 2016 and 2017:

Name of related parties	Nature of relationship
Shanghai Guangtou International Trading Co., Ltd.	Fellow subsidiary
Guangxi Investment Group Yinhai Aluminium Co., Ltd.	Fellow subsidiary
Guangxi Investment Group Yinhai Aluminium Co., Ltd. Debao branch	Fellow subsidiary
Guangxi Construction Elding Co., Ltd.	Fellow subsidiary
China Aluminum International Trading Co., Ltd.	Subsidiary of minority shareholder
China Aluminum Qinghai International Trading Co,. Ltd.	Subsidiary of minority shareholder
China Aluminum Henan International Trading Co,. Ltd.	Subsidiary of minority shareholder
China Aluminum Chongqing International Trading Co,. Ltd.	Subsidiary of minority shareholder
China Aluminum Chongqing International Trading Co,. Ltd. Baise branch	Subsidiary of minority shareholder
Minmetals Aluminum Co,. Ltd. Debao branch	Branch of minority shareholder
Shanghai Lewei International Trading Co., Ltd.	Fellow subsidiary
Guangxi Guangyin Business Co., Ltd.	Subsidiary of minority shareholder
Guangxi Investment Group Co., Ltd.	Parent company
The 23rd Metallurgical Construction Group Co., Ltd. of Minmetals	Subsidiary of minority shareholder
Minmetals Aluminum Co,. Ltd.	Minority shareholder
Aluminum Corporation of China Limited	Minority shareholder
Aluminum Corporation of China Limited Guangxi branch	Subsidiary of minority shareholder
China Aluminum (Tianjin) Construction Co,. Ltd.	Subsidiary of minority shareholder
China Aluminum International Engineering Corporation limited	Fellow subsidiary
China Aluminum International Engineering Corporation limited Guiyang branch	Fellow subsidiary
China Aluminum Physical Distribution Group International Land Port of Southeast Asia Co,. Ltd.	Fellow subsidiary
China Aluminum Physical Distribution Group Zhongzhou Co,. Ltd.	Subsidiary of minority shareholder
China Aluminum Material Supply and Marketing Co,. Ltd.	Subsidiary of minority shareholder

The Company had the following material transactions with related parties during the years ended December 31, 2015, 2016 and 2017:

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

(i)	Sales and Purchase goods/services

	Year ended December 31
	2015	2016	2017
	(Unaudited)	(Unaudited)
Sale of aluminum to:
Shanghai Guangtou International Trading Co., Ltd.	323,591	-	-
Guangxi Investment Group Yinhai Aluminium Co., Ltd.	70,093	-	-
Guangxi Investment Group Yinhai Aluminium Co., Ltd. Debao branch	907,251	1,294,417	1,576,852
China Aluminum International Trading Co., Ltd.	805,087	414,322	1,252,677
China Aluminum Qinghai International Trading Co,. Ltd.	103,083	-	143,017
China Aluminum Henan International Trading Co,. Ltd.	46,776	-	-
China Aluminum Chongqing International Trading Co,. Ltd.	6,853	90,602	-
Minmetals Aluminum Co,. Ltd. Debao branch	1,229,604	1,167,322	1,557,631
China Aluminum Chongqing International Trading Co,. Ltd. Baise branch	335,586	724,112	148,398
	3,827,925	3,690,775	4,737,139

Purchase of goods from:
Guangxi Construction Elding Co., Ltd.	73,662	36,317	2,739
Aluminum Corporation of China Limited Guangxi branch	-	1,213	-
China Aluminum International Trading Co., Ltd.	-	44,178	-
China Aluminum Chongqing International Trading Co,. Ltd. Baise branch	-	5,111	-
	73,662	86,820	2,739

Services provided by:
China Aluminum International Engineering Corporation limited		1,997
China Aluminum International Engineering Corporation limited Guiyang branch		13,373
	102,581	15,370	165,215
Service provide to:
Guangxi Investment Group Yinhai Aluminium Co., Ltd. Debao branch			10,859
Minmetals Aluminum Co,. Ltd.			6,942
Minmetals Aluminum Co,. Ltd. Debao branch			1,409
China Aluminum International Trading Co., Ltd.			25,659
			44,868

(ii)	Amount due to related companies

	As at	December 31
	January 1, 2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
Guangxi Guangyin Business Co., Ltd.	-	-	-	1,000
Guangxi Construction Elding Co., Ltd.	7,744	4,438	2,613	-
Guangxi Investment Group Co., Ltd.	100,000	100,000	100,000	-
The 23rd Metallurgical Construction Group Co., Ltd. of Minmetals	55	994	874	864
Minmetals Aluminum Co,. Ltd.	100,000	100,000	100,000	-
Aluminum Corporation of China Limited	100,000	100,000	100,000	-
China Aluminum (Tianjin) Construction Co,. Ltd.	-	69	109	50
China Aluminum International Engineering Corporation limited	-	-	-	1,349
China Aluminum International Engineering Corporation limited Guiyang branch	11,917	2,986	72	-
China Aluminum International Trading Co., Ltd.	-	-	100	100
China Aluminum Physical Distribution Group International Land Port of Southeast Asia Co,. Ltd.	-	-	650	438
China Aluminum Physical Distribution Group Zhongzhou Co,. Ltd.	-	-	-	718
China Aluminum Material Supply and Marketing Co,. Ltd.	6,201	100	-	-
China Aluminum Chongqing International Trading Co,. Ltd.	1,750	-	-	-
China Aluminum Chongqing International Trading Co,. Ltd. Baise branch	-	1,500	-	-
	327,666	310,088	304,418	4,519

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

(iii)	Amount due from related companies

	As at	December 31
	January 1, 2015	2015	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
Guangxi Investment Group Yinhai Aluminium Co., Ltd. Debao branch	-	-	55,798	4,763
The 23rd Metallurgical Construction Group Co., Ltd. of Minmetals	1,045	-	-	-
Minmetals Aluminum Co,. Ltd. Debao branch	-	-	7,358	1,409
China Aluminum (Tianjin) Construction Co,. Ltd.	-	-	0	4
China Aluminum International Trading Co., Ltd.	1	156,864	28,569	11,199
China Aluminum Henan International Trading Co,. Ltd.	55,335	-	-	-
China Aluminum Qinghai International Trading Co,. Ltd.	26,694	-	-	-
China Aluminum Physical Distribution Group International Land Port of Southeast Asia Co,. Ltd.	-	-	566	-
	83,076	156,864	92,291	17,375

(iv)	Borrowing and loans

	December 31
	2015	2016	2017
	(Unaudited)	(Unaudited)
Minmetals Aluminum Co,. Ltd.	100,000	100,000	100,000
Guangxi Investment Group Yinhai Aluminium Co., Ltd.	100,000	100000	100,000
Aluminum Corporation of China Limited	100,000	100,000	100,000
	300,000	300,000	300,000

22.	Fair Value and Fair Value Hierarchy of Financial Instruments

Management has assessed that the fair values of cash and cash equivalents, trade and bills receivables, financial assets included in prepayments, deposits and other receivables, entrusted loan receivable, trade and bills payables, financial liabilities included in other payables and accruals and short term interest-bearing loans and other borrowings approximate to their carrying amounts largely due to the short term maturities of these instruments. Most of the long term interest-bearing loans and other borrowings are with floating interest rate and their fair value is approximate to their carrying amounts.

GUANGXI HUA YIN ALUMINUM CO., LTD
Notes to the financial statements
(All amounts expressed in thousands of Renminbi unless otherwise stated)

23.	Standards issued but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions[1]
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts[1]
IFRS 9	Financial Instruments[1]
Amendments to IFRS 9	Prepayment Features with Negative Compensation[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
IFRS 15	Revenue from Contracts with Customers[1]
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers[1]
IFRS 16	Leases[2]
IFRS 17	Insurance Contracts[3]
Amendments to IAS 19	Employee Benefits[2]
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures[2]
Amendments to IAS 40	Transfers of Investment Property[1]
IFRIC-Int 22	Foreign Currency Transactions and Advance Consideration[1]
IFRIC-Int 23	Uncertainty over Income Tax Treatments[2]
Annual Improvements 2014-2016 Cycle	Amendments to IFRS 1 and IAS 28[1]
Annual Improvements 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23[2]

[1] Effective for annual periods beginning on or after 1 January 2018
[2] Effective for annual periods beginning on or after 1 January 2019
[3] Effective for annual periods beginning on or after 1 January 2021
4 No mandatory effective date yet determined but available for adoption

The Company is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, the Company considers that these new and revised IFRSs may result in changes in accounting policies and are unlikely to have a significant impact on the Company’s results of operations and financial position.

24.	Events after the reporting period

As of the approval date of these financial statements, there was no subsequent event after December 31, 2017 that needs to be disclosed.

25.	Approval of the financial statements

The financial statements were approved and authorized for issue by the Board of Directors on [May 28, 2018].